EXHIBIT 21

SUBSIDIARIES OF DARDEN RESTAURANTS, INC.

Darden Corporation, a Florida corporation. (a)
GMRI, Inc., a Florida corporation, doing business as Red Lobster, Olive Garden, Bahama Breeze and Seasons 52. (b)
RARE Hospitality International, Inc., a Georgia corporation and direct wholly owned subsidiary of GMRI, Inc., doing business as LongHorn Steakhouse, The Capital Grille and Olive Garden.
RARE Hospitality Management, Inc., a Delaware corporation and direct wholly owned subsidiary of RARE Hospitality International, Inc., doing business as LongHorn Steakhouse and The Capital Grille. (c)
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(a)	One wholly-owned subsidiary operating in the same line of business in the United States and foreign countries has been omitted.

(b)	Three wholly-owned subsidiaries operating in the same line of business in the United States have been omitted.

(c)	Two wholly-owned subsidiaries operating in the same line of business in the United States have been omitted.